UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.   10)

                            The Leather Factory, Inc.
                                (NAME OF ISSUER)

                         Common Stock, $.0024, Par Value
                         -------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    522126101
                                    ---------
                                 (CUSIP NUMBER)

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAMES  OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSONS  (ENTITIES  ONLY)

THE LEATHER FACTORY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN AND TRUST
-------------------------------------------------------------------------------

2.  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
                                       (A)  [ ]
                                       (B)  [ ]
Not applicable
-------------------------------------------------------------------------------
3.     SEC  USE  ONLY

-------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

Texas, USA
-------------------------------------------------------------------------------

NUMBER  OF                5.     SOLE  VOTING  POWER

  SHARES                         981,540
                          -----------------------------------------------------
BENEFICIALLY              6.     SHARED  VOTING  POWER

 OWNED  BY                       None
                          -----------------------------------------------------
   EACH                   7.     SOLE  DISPOSITIVE  POWER

 REPORTING                       981,540
                          -----------------------------------------------------
PERSON  WITH              8.     SHARED  DISPOSITIVE  POWER

                                            None
-------------------------------------------------------------------------------
9.     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

       981,540
-------------------------------------------------------------------------------
10.    CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES
       CERTAIN  SHARES*

       Not applicable
-------------------------------------------------------------------------------
11.     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

        9.36
-------------------------------------------------------------------------------
12.     TYPE  OF  REPORTING  PERSON*

        EP
-------------------------------------------------------------------------------

Item  1.     (a)  Name  of  Issuer:
                  -----------------

                  The  Leather  Factory,  Inc.

             (b)  Address  of  Issuer's  Principal  Executive  Offices:
                  -----------------------------------------------------

                  3847  East  Loop  820  South
                  Fort  Worth,  Texas  76119

Item  2.     (a)  Name  of  Person  Filing:
                  -------------------------

                  The Leather Factory, Inc. Employees' Stock Ownership Plan and Trust

             (b)  Address of Principal Business Office or, if none, Residence:
                  ------------------------------------------------------------

                  Arlington  National  Bank
                  410  W.  Abram  Street
                  Arlington,  Texas  76010

             (c)  Citizenship:
                  ------------

                  Not  Applicable

             (d)  Title  of  Class  of  Securities:
                  ---------------------------------

                  Common Stock, $0.0024 par value

             (e)  CUSIP  Number:
                  --------------

                  522126101

Item  3.     Type  of  Reporting  Person:
             ----------------------------

             Employee  Benefit  Plan

Item  4.     Ownership:
             ----------

             (a)  Amount Beneficially Owned:

                  981,540 shares of Common Stock


             (b)  Percent  of  Class:

                  9.36

             (c)  Number  of  Shares  as  to  which  such  person  has:

                  (i)  Sole  power  to  vote  or  to  direct  the  vote:
                       981,540

                 (ii)  Shared  power  to  vote  or  to  direct  the  vote:
                       -0-

                (iii)  Sole power to dispose or to direct the disposition of:
                       981,540

                 (iv)  Shared power to dispose or to direct the disposition of:
                       -0-

Item  5.     Ownership  of  Five  Percent  or  Less  of  a  Class:
             -----------------------------------------------------

             Not  Applicable.

Item  6.     Ownership of More than Five Percent on Behalf of Another Person:
             ----------------------------------------------------------------

             Not  Applicable.

Item  7.     Identification  and Classification of the Subsidiary Which Acquired
             -------------------------------------------------------------------
             the Security  Being Reported on  by  the  Parent  Holding  Company:
             -------------------------------------------------------------------

             Not  Applicable.

Item  8.     Identification  and  Classification  of  Members  of  the  Group:
             -----------------------------------------------------------------

             Not  Applicable.

Item  9.     Notice  of  Dissolution  of  Group:
             ----------------------------------

             Not  Applicable.

Item  10.    Certification:
             --------------

             Not  Applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February  10,  2004            THE LEATHER FACTORY, INC. EMPLOYEES'
                                        STOCK OWNERSHIP PLAN AND TRUST

                                      By:  Arlington  National  Bank


                                      /s/  Robert  D.  Roten
                                      -----------------------------------------
                                      Robert D. Roten, Executive Vice President


 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).